06008496

AB 3/27/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65562

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHINHAN GLOBAL Securities CHK Global Securities

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3450 Wilshire Blvd., Suite 400
(No and Street)

Los Angeles (City) CA (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jung S. Shin (213) 380-6004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jung S. Shin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHK Global Securities, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 8th day of February, 2006

Notary Public

Signature

President

Title

SAMANTHA KANG
Commission # 1626267
Notary Public - California
Los Angeles County
My Comm. Expires Dec 31, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
CHK Global Securities

We have audited the accompanying statement of financial condition of CHK Global Securities as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHK Global Securities as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered recurring losses from operations and stagnant activity which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 8, 2006

We Focus & Care[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

CHK Global Securities
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 25,490
Receivable from clearing firm	38,292
Clearing deposit	35,282
Receivable from related parties	4,448
Prepaid expenses	16,533
Furniture and equipment, net	41,913
Petty cash	4
Total assets	$ 161,962

Liabilities & Stockholders' Equity

Liabilities	
Accounts payable	$ 31,587
Payroll taxes payable	1,383
Total liabilities	32,970
Stockholders' equity	
Common stock, no par value, 1,000,000 shares authorized, 849,340 issued and 848,370 outstanding	848,370
Accumulated deficit	(719,378)
Total stockholders' equity	128,992
Total liabilities & stockholders' equity	$ 161,962

The accompanying notes are an integral part of these financial statements.

CHK Global Securities
Statement of Operations
For the Year Ended December 31, 2005

Revenues	
Commissions	$ 422,249
Bond income	5,810
Investment gains (losses)	19,544
Interest income	462
Other income	6,623
Total revenue	454,688
Expenses	
Commissions	244,412
Clearing expense	72,486
Employee compensation and benefits	304,039
Occupancy and equipment rental	54,159
Other operating expenses	156,711
Total expenses	831,807
Income (loss) before income tax provision	(377,119)
Income tax provision	800
Net income (loss)	$ (377,919)

The accompanying notes are an integral part of these financial statements.

CHK Global Securities
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Common Stock	Accumulated Deficit	Total
Balance, at December 31, 2004	$ 798,370	$ (341,459)	$ 456,911
Issuance of common stock	50,000	–	50,000
Net income (loss)	–	(377,919)	(377,919)
Balance, at December 31, 2005	$ 848,370	$ (719,378)	$ 128,992

The accompanying notes are an integral part of these financial statements.

CHK Global Securities
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ (377,919)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 7,161	
(Increase) decrease in:		
Receivable from clearing firm	11,244	
Clearing deposit	(228)	
Prepaid expenses	3,902	
Petty cash	358	
(Decrease) increase in:		
Accounts payable	31,587	
Payroll taxes payable	(12,963)	
Total adjustments		41,061
Net cash provided by (used in) operating activities		(336,858)
Cash flow from investing activities:		
Purchase of furniture and equipment	(49,074)	
Net cash provided by (used in) investing activities		(49,074)
Cash flow from financing activities:		
Issuance of common stock	50,000	
Advances to related parties	(4,448)	
Net cash provided by (used in) financing activities		45,552
Net increase (decrease) in cash		(340,380)
Cash at beginning of year		365,870
Cash at end of year		$ 25,490

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ 488
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

CHK Global Securities (the "Company") was formed on June 26, 2002 in the State of California and operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is mostly involved in equity trading. The Company also operates in mutual funds and variable products, such as life insurance and annuities, however, these products account for less than 6% of total revenue. The Company serves approximately 450 customers throughout Southern California.

The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture & equipment are depreciated over its estimated useful life of seven (7) and five (5) years, respectively by the straight-line method.

Advertising costs are expensed as incurred. Advertising expense for December 31, 2005 was $14,731.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commission income is generated from equity trading, mutual fund, and variable life insurance and annuities trades. Commission income and expenses are recorded on settlement basis.

Note 2: INCOME TAXES

For the year ended December 31, 2005 the Company recorded the minimum California Franchise Tax of $800.

The Company has available at December 31, 2005, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $107,395, that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 22,024	2022
132,700	2023
183,323	2024
377,919	2025
$ 715,966	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized

Note 3: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $18,252 with North American Clearing Inc. and $17,030 with Computer Clearing Services as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 4: RELATED PARTY TRANSACTIONS

In January 2005, the Company ended the expense sharing agreement in which the Company is billed at a rate of 50% per month for rent by its Holding Company. The Company paid approximately $4,742 to the Holding Company for expenses related to those specified in the expense agreement.

Note 4: RELATED PARTY TRANSACTIONS (Continued)

In November 2005, the Company entered into an expense sharing agreement with Woori Insurance Services (" Woori"), whereby Woori would pay 20% of rent, office and administrative expenses and a fixed rate of $250 for equipment rental. For the year ended December 31, 2005, the Company received $2,888 from Woori.

Note 5: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 50,891

Note 6: COMMITMENTS AND CONTINGENCIES

Going Concern

The Company has had recurring losses. This has risen doubt as to a going concern. Management has a plan to be more of a going concern. First, the Company has increased its marketing effort by acquiring more registered reps. Secondly, to provide liquidity, stockholders will continue to capitalize the Company to fund its continuing operations. Thirdly, the Company will try to cut expenses.

NOTE 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 9: COMPUTATION OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $ 66,094, which was $ 61,094 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($32,970) to net capital was 0.50 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $31,589 material difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 97,683
Adjustments:		
Accumulated deficit	$ (146,417)	
Non allowable assets	114,828	
Total adjustments		(31,589)
Net capital per audited statements		$ 66,094

CHK Global Securities
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Stockholders' equity		
Common stock	$ 848,370	
Accumulated deficit	(719,378)	
Total stockholders' equity		$ 128,992
Less: Non allowable assets		
Furniture & equipment, net	(41,913)	
Prepaid expenses	(16,533)	
Receivable from related parties	(4,448)	
Petty cash	(4)	
Net adjustments		(62,898)
Net Capital		66,094
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,198	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 61,094
Percentage of aggregate indebtedness to net capital	0.50:1	

There was a $31,589 material difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 10.

See independent auditor's report

CHK Global Securities
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to CHK Global Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

CHK Global Securities
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to CHK Global Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

CHK Global Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

Board of Directors
CHK Global Securities

In planning and performing our audit of the financial statements and supplemental schedules of CHK Global Securities for the year ended December 31, 2005, we considered its internal control and supplemental schedules structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by CHK Global Securities including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 8, 2006